05044847

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sullivan Morrissey & Mickle Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Ave.
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn — 212-832-7440 (Area Code – Telephone Number)

SEC MAIL PROCESSING SECTION RECEIVED NOV 30 2005 WASH. D.C. 185

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins
(Name – *if individual, state last, first, middle name*)

60 East 42nd St.	New York	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JAN 03 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12/29/05

OATH OR AFFIRMATION

I, John F Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sullivan Morrissey & Mickle Securities Corp., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chairman

Title

Notary Public

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sullivan, Morrissey & Mickle Securities Corp.

We have audited the accompanying statement of financial condition of Sullivan, Morrissey & Mickle Securities Corp. as of September 30, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities' and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sullivan, Morrissey & Mickle Securities Corp. as of September 30, 2005, and the results of its operations, changes in stockholders' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
October 31, 2005

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$	72,061
Due from broker		557
Total assets	$	72,618

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	4,150
Due to parent company		41,541
Total liabilities		45,691
Stockholders' equity		
Common stock, $1.00 par value; 1,000 shares authorized, 200 shares issued and outstanding		200
Capital in excess of par value		9,800
Retained earnings		16,927
Total stockholders' equity		26,927
Total liabilities and stockholders' equity	$	72,618

See notes to financial statements.

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

Revenues	
Commissions	$ 29,853
Total revenues	$ 29,853
Expenses	
Rent	$ 2,500
Accounting fees	3,500
Other fees and expenses	11,497
Total expenses	17,497
Net income before income tax expense	12,356
Income tax (expense)	(650)
Net income	$ 11,706

See notes to financial statements.

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2005

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance, beginning of year	$ 200	$ 9,800	$ 5,221	$ 15,221
Net income			11,706	11,706
Balance, end of year	$ 200	$ 9,800	$ 16,927	$ 26,927

See notes to financial statements.

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

Cash flows from operating activities	
Net income	$ 11,706
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
Decrease in due from broker	3,143
Increase in due to parent company	5,375
Increase in accounts payable and accrued expenses	25
Net cash provided by operating activities	20,249
Net increase in cash and cash equivalents	20,249
Cash and cash equivalents, beginning of year	51,812
Cash and cash equivalents, end of year	$ 72,061

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization

Sullivan, Morrissey & Mickle Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. In this capacity, the Company introduces agency transactions for its customers.

Commission revenue and related expenses are recorded on a trade-date basis.

Income Taxes

The Company and its Parent file a consolidated federal income tax return and combined state and local tax returns. The Parent has an agreement with its subsidiary to allocate its share of income tax expense (benefit) based upon the income (loss) included in the consolidated tax returns.

Deferred income taxes result from the temporary difference relating to the tax basis of assets and liabilities and their reported amounts in the financial statements. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cash Equivalents

Cash and cash equivalents include short-term cash investments and money market investments with maturities of three months or less at date of acquisition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires the use of estimates by management.

2. Transactions With Parent

The Company is a wholly owned subsidiary of Sullivan, Morrissey & Mickle Capital Management Corp. (the "Parent"). The Company derives its revenue primarily from securities brokerage commissions on transactions introduced by the Parent and is charged its proportionate share of allocable expenses incurred by the Parent. The Parent pays substantially all liabilities incurred by the Company and charges the Company accordingly.

3. Due From Broker

The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. In connection therewith, the Company guarantees the related customer transactions.

4. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

Amounts due from the clearing broker represent a concentration of credit risk. The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker and financial institutions with which is conducts business.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2005, the Company had net capital of $26,633 which was $21,633 in excess of its required net capital. The Company's net capital ratio was 1.72 to 1.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF SEPTEMBER 30, 2005

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF SEPTEMBER 30, 2005

Net Capital	
Total stockholders' equity	$26,927
Total stockholders' equity qualified for net capital	26,927
Haircuts on securities:	
Other	294
Net capital	$26,633
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 3,046
Minimum dollar net capital required	$ 5,000
Excess net capital	$21,633
Computation of Aggregate Indebtedness	
Total aggregate indebtedness liabilities	$44,691
Percent of aggregate indebtedness to net capital	172%

Reconciliation of Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

There was no material difference between the unaudited and the audited filings.

See independent auditors' report

Schedule II

SULLIVAN, MORRISSEY & MICKLE
SECURITIES CORP.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF SEPTEMBER 30, 2005

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule III

SULLIVAN, MORRISSEY & MICKLE
SECURITIES CORP.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF SEPTEMBER 30, 2005

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

See independent auditors' report

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors and Shareholders Sullivan,
Morrissey & Mickle Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Sullivan, Morrissey & Mickle Securities Corp. (the "Company"), for the year ended September 30, 2005, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Sullivan, Morrissey & Mickle Securities Corp. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
October 31, 2005